File No. 333-30316
PROSPECTUS

                              POSITRON CORPORATION

                                78,732,990 SHARES

                                  COMMON STOCK

     The selling stockholders identified in this prospectus are offering 78,732,990 shares of common stock, 27,560,000 of which underlie warrants to purchase common stock which have not yet been exercised. All these securities are being registered for resale only. Positron will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Positron's common stock is traded on the over-the-counter securities market ("pink sheets"), and quoted on the NASD's Electronic Bulletin Board under the symbol "POSC.OB" As of August 8, 2000, the last reported sales price for the common stock on the Electronic Bulletin Board was $0.60 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS August 10, 2000

                                                            Relates to Form SB-2
                                                      Registration No. 333-30316
                                              Filed under Rule 424(b)(3) and (c)

                SUPPLEMENT TO PROSPECTUS OF POSITRON CORPORATION

     The following information supplements the prospectus, dated February 25, 2000, and as supplemented on April 28, 2000 and thereafter on May 16, 2000, of Positron Corporation related to 78,732,990 shares of its Common Stock. This further supplement should be read in conjunction with the prospectus and initial supplement.

     The following information was included in our quarterly report on Form 10QSB for the three months ended June 30, 2000, as filed with the Securities and Exchange Commission on August 8, 2000.

                  THE DATE OF THIS SUPPLEMENT IS August 10, 2000

UNAUDITED  FINANCIAL  INFORMATION

     The financial data presented below for the three months ended, and as of, June 30, 2000 are derived from our unaudited consolidated financial statements. Such unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The results of operations for the three months ended June 30, 2000 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2000. The consolidated balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in the prospectus.

                                    POSITRON CORPORATION

                                       BALANCE SHEETS

                             (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       June       December
                                                                     30, 2000     31, 1999
ASSETS                                                             (Unaudited)     (Note)
------                                                             ------------  ----------
Current assets:
  Cash and cash equivalents                                        $     4,623   $   7,180
  Accounts receivable, net                                                  79         101
  Inventories                                                            3,153         683
  Prepaid expenses                                                          44         108
  Other current assets                                                     308         150
                                                                   ------------  ----------

          Total current assets                                           8,207       8,222

Plant and equipment, net                                                   216         110
                                                                   ------------  ----------

          Total assets                                             $     8,423   $   8,332
                                                                   ============  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Accounts payable, trade and accrued liabilities                  $     3,229   $   3,766
  Customer deposits                                                        900          --
  Unearned revenue                                                          77         168
                                                                   ------------  ----------

          Total current liabilities                                      4,206       3,934

Other  liabilities                                                          34          45
                                                                   ------------  ----------

          Total liabilities                                              4,240       3,979
                                                                   ------------  ----------

Stockholders' equity:
  Series A Preferred Stock:  $1.00 par value;  8% cumulative, convertible, redeemable; 5,450,000 shares
   authorized; 980,942 shares issued and outstanding
   at June 30, 2000 and December 31, 1999.                                 981         981
Common Stock:  $0.01 par value; 100,000,000 shares
   authorized; 57,969,177 and 57,534,710 shares issued and
   57,909,021 and 57,474,554 shares outstanding at June 30, 2000
   and December 31, 1999, respectively.                                    580         575
Additional paid-in capital                                              54,211      53,917
Subscription receivable                                                    (30)        (30)
Accumulated deficit                                                    (51,544)    (51,075)
Treasury Stock:  60,156 shares at cost                                     (15)        (15)
                                                                   ------------  ----------

          Total stockholders' equity                                     4,183       4,353
                                                                   ------------  ----------

              Total liabilities and stockholders' equity           $     8,423   $   8,332
                                                                   ============  ==========


Note: The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See accompanying notes.


================================================================================

                              POSITRON CORPORATION

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                 (UNAUDITED)

                                               Three Months Ended       Six Months Ended
                                             ----------------------  ----------------------
                                              June 30,    June 30,     June 30,    June 30,
                                                2000        1999        2000        1999
                                             ----------  ----------  ----------  ----------
Revenues:
    System sales                             $   1,200   $      --       2,000   $      --
    Upgrades                                        --          61          --         138
    Service and component                          341         392         710         703
                                             ----------  ----------  ----------  ----------

       Total revenue:                            1,541         453       2,710         841
                                             ----------  ----------  ----------  ----------

Costs of sales and services:
    System sales                                   929          --       1,327          --
    Upgrades                                        --          21          --          49
    Service and component                          156         133         271         247
                                             ----------  ----------  ----------  ----------

       Total costs of sales and services:        1,085         154       1,598         296
                                             ----------  ----------  ----------  ----------

       Gross profit                                456         299       1,112         545
                                             ----------  ----------  ----------  ----------

Operating expenses:
    Research and development                       362          60         617         129
    Selling and marketing                          270          --         518          --
    General and administrative                     200         145         595         236
                                             ----------  ----------  ----------  ----------

       Total operating expenses                    832         205       1,730         365
                                             ----------  ----------  ----------  ----------

          Income (loss) from operations           (376)         94        (618)        180

Other income (expense)
    Interest income (expense)                       64         (48)        149        (100)
                                             ----------  ----------  ----------  ----------

       Total other income (expense)                 64         (48)        149        (100)
                                             ----------  ----------  ----------  ----------

Net income (loss)                            $    (312)  $      46   $    (469)  $      80
                                             ==========  ==========  ==========  ==========

Basic earnings (loss) per common share       $   (0.01)  $    0.00   $   (0.01)  $    0.00

Weighted average number of basic
    common shares outstanding                   57,692      15,726      57,583      15,652

Diluted earnings (loss) per common share     $   (0.01)  $    0.00   $   (0.01)  $    0.00

Weighted average number of diluted
    common shares outstanding                   57,692      16,396      57,583      16,322


                             See accompanying notes


================================================================================

                                        POSITRON CORPORATION

                                  STATEMENT OF STOCKHOLDERS' EQUITY

                               FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                           (IN THOUSANDS)
                                            (UNAUDITED)


              Series A
              Preferred Stock  Common Stock    Additional    Sub-        Accum-     Trea-
              ---------------  --------------   Paid-In    scription     ulated     Sury
              Shares  Amount   Shares  Amount   Capital    Receivable    Deficit    Stock    Total
              ------  -------  ------  -------  --------  ------------  ---------  -------  -------
Balance at
December
  31, 1999       981  $   981  57,535  $   575  $ 53,917  $       (30)  $(51,075)  $  (15)  $4,353

Net loss                                                                    (469)             (469)

Conversion
of debt to
equity                            434        5       294                                       299
              ------  -------  ------  -------  --------  ------------  ---------  -------  -------

Balance at
June
  30, 2000       981  $   981  57,969  $   580  $ 54,211  $       (30)  $(51,544)  $  (15)  $4,183
              ======  =======  ======  =======  ========  ============  =========  =======  =======



                             See accompanying notes


================================================================================

                              POSITRON CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                     Three Months Ended       Six Months Ended
                                                   ----------------------  ----------------------
                                                    June 30,    June 30,    June 30,    June 30,
                                                      2000        1999        2000        1999
                                                   ----------  ----------  ----------  ----------
Cash flows from operating activities:
  Net income (loss)                                $    (312)  $      46   $    (469)  $      80
  Adjustment to reconcile net income (loss)
    to net cash used in operating activities
      Depreciation                                        19           9          34          24
      Changes in operating assets and
        liabilities:
        Accounts receivable                              775           1          22        (102)
        Inventory                                     (2,152)         --      (2,470)          6
        Prepaid expenses                                  31          --          64          --
        Other current assets                              85          --        (158)         --
        Accounts payable, trade and
          accrued liabilities                           (322)        (25)       (238)        (44)
        Customer deposits                                900          --         900          --
        Unearned revenue                                 (32)        (37)        (91)         30
        Other liabilities                                 (5)         --         (11)         --
                                                   ----------  ----------  ----------  ----------

      Net cash used in operating activities           (1,013)         (6)     (2,417)         (6)

Cash flows from investing activities:
    Capital expenditures                                (124)         --        (140)         --
                                                   ----------  ----------  ----------  ----------

      Net cash used in investing activities             (124)         --        (140)         --
                                                   ----------  ----------  ----------  ----------

Net decrease in cash and cash equivalents             (1,137)         (6)     (2,557)         (6)

Cash and cash equivalents, beginning                   5,760           8       7,180           8
  of period                                        ----------  ----------  ----------  ----------

Cash and cash equivalents, end of period           $   4,623   $       2   $   4,623   $       2
                                                   ==========  ==========  ==========  ==========



                             See accompanying notes


================================================================================

                              POSITRON CORPORATION
                     SELECTED NOTES TO FINANCIAL STATEMENTS

1.   BASIS  OF  PRESENTATION
     -----------------------

     The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles and the rules of the U.S. Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's Annual Report of Form 10-KSB for the year ended December 31, 1999. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year ended December 31, 1999, as reported in the Form 10-KSB, have been omitted.

2.   COMPREHENSIVE  INCOME
     ---------------------

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.

3.   EARNINGS  PER  SHARE
     --------------------

     Basic earnings per common share are based on the weighted average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per common share assume that any dilutive convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The convertible preferred stock and outstanding stock options and warrants were not included in the computation of diluted earnings per common share for 2000 since it would have resulted in an antidilutive effect.

     The following table sets forth the computation of basic and diluted earnings per share:

                                                Three Months Ended     Six Months Ended
                                               --------------------  --------------------
                                                June 30,  June 30,    June 30,   June 30,
                                                 2000       1999       2000       1999
                                               ---------  ---------  ---------  ---------
                                                   (In Thousands)       (In Thousands)
Numerator:
   Net income (loss)                           $   (312)  $     46   $   (469)  $     80

Denominator:
   Denominator for basic earnings per
   share-weighted average shares                 57,692     15,726     57,583     15,652

   Effect of dilutive securities:
     Convertible Series A preferred stock            --        670         --        670
                                               ---------  ---------  ---------  ---------
   Dilutive potential common shares                  --        670         --        670
                                               ---------  ---------  ---------  ---------

   Denominator for diluted earnings per
   share-adjusted weighted average
   shares and assumed conversions                57,692     16,396     57,583     16,322
                                               =========  ========  ==========  =========

Basic earnings (loss) per share                $  (0.01)  $   0.00  $   (0.01)  $   0.00
                                               =========  ========  ==========  =========

Diluted earnings (loss) per share              $  (0.01)  $   0.00  $   (0.01)  $   0.00
                                               =========  ========  ==========  =========

4.   INCOME  TAX
     -----------

     The difference between the Federal statutory income tax rate and the Company's effective income tax rate is primarily attributable to increases in valuation allowances for deferred tax assets relating to net operating losses.

5.   IMATRON  TRANSACTION
     --------------------

     In May 1998, the Company entered into an agreement (the "Imatron Transaction") with Imatron Inc. ("Imatron"), pursuant to which in January 1999, Imatron acquired a majority ownership of the Company. In conjunction with the Imatron Transaction, Imatron made working capital advances to the Company of $600,000 to enable the Company to meet a portion of its current obligations.

     Upon consummation of the Imatron Transaction in January 1999, Imatron acquired a majority ownership of the outstanding common stock of the Company on a fully-diluted and as-if-converted basis (excluding out-of-the-money warrants and options determined at the time of issuance of the shares of Imatron) and was issued nine million shares of the Company's common stock in return for a nominal cash payment in the amount of $100.

     Imatron, in addition to providing limited working capital financing, has agreed to support the Company's marketing program particularly with regard to Imatron's affiliate, Imatron Japan, Inc. by agreeing to make all reasonable efforts to cause the placement of 10 POSICAM systems over the next three years. During 1998 the Company shipped a POSICAM system to Imatron Japan as the first delivery under a three-year distribution agreement entered into during 1997. Imatron Japan, an affiliate of Imatron, is a major distributor for Imatron's Ultrafast CT and for the products of certain other high technology companies. Imatron owns a 24 percent minority interest in Imatron Japan.

     Imatron has also agreed to help facilitate the recapitalization of the Company and to support its re-entry into the medical imaging market by using its best efforts, after the share issuance closing date, to arrange for additional third-party equity financing for the Company over an eighteen-month period in an aggregate amount of at least $8,000,000.

     In connection with the Imatron Transaction, the Company, Imatron and two then current lenders to the Company, Uro-Tech and ProFutures, entered into certain agreements whereby (a) ProFutures waived all past defaults and extended the maturity of the ProFutures Loan in return for a $50,000 payment and the issuance of warrants to purchase 1,150,000 shares of the Company's common stock at $0.25 per share. The ProFutures Loan was subsequently repaid in November 1998; (b) Imatron agreed to subordinate its loan to the ProFutures Loan, (c) Uro-Tech agreed to subordinate its loan
     (with a current balance of approximately $792,000 plus accrued interest payable of approximately $272,000 at December 31, 1998) to Imatron's loan.

     In August of 1999, Imatron successfully completed raising a net $11.4 million of equity capital for the Company. This reduced Imatron's current ownership in the company to approximately 18%. Consistent with the completion of the financing, the Company has repaid the Imatron bridge loan plus interest and paid the Uro-tech loan plus interest. The Company's President has resigned as Imatron's CFO and Imatron no longer has operating or voting control of the Company.


================================================================================

     ITEM 2 - MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF FINANCIAL CONDITION AND
                               RESULTS OF OPERATIONS

The Company is including the following cautionary statement in this Quarterly Report on Form 10-QSB to make applicable and utilize the safe harbor provision of the Private Securities Litigation Reform Act of 1995 regarding any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectation, beliefs or projections will result, or be achieved, or be accomplished.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2000
--------------------------------------------------------------------------------
&  1999.
--------

We generated a loss of $312,000 for the three months ended June 30, 2000 compared to income of $46,000 for the three months ended June 30, 1999. Our current year loss was primarily the result of the hiring of additional personnel and increased operating expenses as we resumed full operation and production.

We generated revenue of $1,200,000 during the three months ended June 30, 2000 on one system sale versus no system sales revenue for the same period in 1999. We received no upgrade revenue for the quarter versus $61,000 in 1999. In addition, service and component sales revenue decreased $51,000 to $341,000 in 2000 from $392,000 during the same period in 1999 due to a decrease in service work. Service revenue decreases are attributable to normal fluctuations in service.

Our gross profit for the three months ended June 30, 2000 increased $157,000 to $456,000 compared to $299,000 for the same three months in 1999. This increase was due primarily to the sale of a system during the quarter ended June 30, 2000.

Total operating expense increased $627,000 to $832,000 for the three months ended June 30, 2000 from $205,000 for the same three months in 1999. The increase results primarily from significant staff additions and related operating expenditures in all areas as we went back into full operation and production.

Net interest income was $64,000 for the three months ended June 30, 2000 as compared to net interest expense of $48,000 for the same three months in 1999 due primarily to the investment interest in 2000 on proceeds of equity funding from August of 1999. During the second quarter of 1999, interest was paid on the Imatron and Uro-Tech loans.


COMPARISON OF THE RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 &
--------------------------------------------------------------------------------
1999.
-----

We generated a loss of $469,000 for the six months ended June 30, 2000 compared to income of $80,000 for the six months ended June 30, 1999. Our current year loss was primarily the result of the hiring of additional personnel and increased operating expenses as we resumed full operation and production.

We generated revenue of $2,000,000 during the six months ended June 30, 2000 on the sale of two systems versus no system sales revenue for the same period in 1999. We received no upgrade revenue during 2000 versus $138,000 for the six months ended June 30, 1999. In addition, service and component sales revenue increased $7,000 to $710,000 in 2000 from $703,000 during the same period in 1999 due to increased service work. Service revenue increases are attributable to normal fluctuations in service.


================================================================================

Our gross profit for the six months ended June 30, 2000 increased $567,000 to $1,112,000 compared to $545,000 for the same six months in 1999. This increase was due primarily to the sale of two systems during the six months ended June 30, 2000.

Total operating expense increased $1,365,000 to $1,730,000 for the six months ended June 30, 2000 from $365,000 for the same period in 1999. The increase results primarily from significant staff additions and related operating expenditures in all areas as we went back into full operation and production.

Net interest income was $149,000 for the six months ended June 30, 2000 as compared to net interest expense of $100,000 for the same six months in 1999, due primarily to the investment interest earned in the first six months of 2000 on proceeds of equity funding from August of 1999. During the first six months of 1999, interest was paid on the Imatron and Uro-Tech loans.

FINANCIAL  CONDITION
--------------------

As a result of the equity funding in August 1999, (see 5. Imatron Transaction above), we began hiring personnel and incurring increasing operating expenses as we resumed full operation and production. Our return to full operation resulted in the sale of two systems in 2000, but also resulted in increased overhead and operating expenses.

Despite the sale of the two systems, we have previously been unable to sell our POSICAMTM systems in sufficient quantities to be profitable and there is no guarantee that we will reach a system sales level that will generate profits on a consistent basis. Consequently, we have sustained substantial accumulated losses. Due to the sizeable selling prices of our systems and the limited number of systems sold or placed in service each year, our revenues have fluctuated significantly year-to-year. We have an accumulated deficit of $51,544,000 at June 30, 2000.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               POSITRON  CORPORATION
                                               (Registrant)




Date:   August 8, 2000                         /s/  Gary  H.  Brooks
                                               ----------------------
                                               Gary  H.  Brooks
                                               President
                                               (Duly Authorized Officer and
                                               Principal Accounting Officer)